UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES MEASURES TO ENSURE THE EQUAL TREATMENT OF ITS SHAREHOLDERS

Medellin, Colombia, February 13, 2017

The following rules were defined by the Board of Directors and stated in the Corporate Governance Code and the Bylaws of the Company, as applicable to the legal representatives, leadership team, and employees of BANCOLOMBIA S.A. and FIDUCIARIA BANCOLOMBIA S.A. in order to assure equal treatment to all of its Shareholders, and will be adopted at the General Shareholders’ meeting to be held on March 16, 2017.

The prohibitions stated in the Corporate Governance Code are:

1.   Encouraging, promoting or suggesting to shareholders to grant powers of attorney in blank, without expressly stating the name of the representative to the General Shareholders’ Meeting.

2.   Receiving from shareholders, powers of attorney for the General Shareholders’ Meeting, without expressly stating the name of the representative to the General Shareholders’ Meeting.

3.   Ratifying as valid powers of attorney for the General Shareholders’ Meeting those powers which do not meet the legal requirements, namely, that the powers of be granted in writing, indicating the name of the proxy, the name of the shareholder the proxy is representing, if applicable, and the date of the meeting. The legal entities granting a power of attorney must also attach a recent certificate of existence and representation in accordance with the law.

4.   Suggesting or deciding who will act as proxy representative to the General Shareholders’ Meeting.

5. Recommending to the shareholders who they should vote for in a list. This does not preclude the Board of Directors and the CEO to present proposals to the General Shareholders´ Meeting.

6. Suggesting, coordinating or agreeing with any shareholder or any shareholders’ representative, voting in any way about any proposal presented at the General Shareholders’ Meeting.

These prohibitions also apply to actions done through a representative, intermediary or interposed person.

In addition, the Bylaws established in Article 33 that the senior management and the employees of the Bank will not be allowed to exercise powers of attorney to represent their own shares in the General Shareholders’ Meeting, nor substitute the powers of attorney granted to them. This prohibition does not apply to acts done by such persons in their capacity as legal representatives. Furthermore, these persons will not be allowed to vote, including their own shares, on decisions that relate to approval of the balance sheet, end of year accounts or liquidation matters.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

In any event, the administrators or employees of the Bank will be allowed to exercise rights in respect of their own shares and the ones they represent.

The following officers will be responsible for implementing and verifying the fulfillment of the control procedures:

BANCOLOMBIA:

Legal Vice-president and Secretary General

Corporate and Institutional Legal Manager

FIDUCIARIA BANCOLOMBIA:

Director of Special Business Operations

Manager of Title Administration

Executive of Title Administration

These officers will check that the powers of attorney are granted in accordance with the Colombian Code of Commerce and the Board of Directors’ resolutions. The powers of attorney that contravene these dispositions will not be accepted.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: February 13, 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance